UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MULTI-STRATEGY HEDGE OPPORTUNITIES LLC
(Name of Subject Company (Issuer))

MULTI-STRATEGY HEDGE OPPORTUNITIES LLC
(Name of Filing Person(s) (Issuer))

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Fabio P. Savoldelli
222 Broadway, 27th Floor
New York, NY 10038
Tel. (866) 878-2987

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Margery K. Neale, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

June 20, 2005 (Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$14,349,368.55(a)	Amount of Filing Fee:	$1,689(b)

(a)	Calculated as the estimated aggregate maximum purchase price for Units.

(b)	Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________ Form or Registration No.: ________________________ Filing Party: __________________________________ Date Filed: ___________________________________

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 1. SUMMARY TERM SHEET.

        Multi-Strategy Hedge Opportunities LLC (the “Company”) offers units of limited liability company interests (“Units”). The Company is offering to repurchase up to 15% of its outstanding Units (the “Offer”) from the members of the Company (“Members”) holding such Units, at their unaudited net asset value per Unit (that is, the value of the Company’s assets minus its liabilities, divided by the number of Units of the Company outstanding) determined as of the Valuation Date (as defined below). Members who desire to tender Units for repurchase must do so by 12:00 midnight, New York time on July 25, 2005, unless the Offer is extended. All determinations as to the receipt of notices from Members relating to the tender of Units, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final. The net asset value of Units will be calculated for this purpose as of September 30, 2005 or, if the Offer is extended, as of the last business day of the second month following the month in which the Offer actually expires (in each case, the “Valuation Date”). The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

        Members may tender all of their Units or any portion thereof up to an amount such that they maintain the minimum required capital account balance of $25,000 (or any lower amount equal to a Member’s initial subscription amount net of distribution fees) after the repurchase of the Units by the Company. If a Member tenders Units and the Company has accepted such Units for repurchase, the Company will issue the Member a non-interest bearing, non-transferable

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promissory note (the “Note”) entitling the Member to receive an amount equal to the value of the Member’s Units accepted for repurchase by the Company determined as of September 30, 2005 (or, if the Offer is extended, the value determined as of the relevant Valuation Date) (valued in either case in accordance with the Company’s Limited Liability Company Agreement dated August 25, 2004 (the “LLC Agreement”)). The Note will be held for the Member in an account with PFPC, Inc., the Company’s administrator and agent designated for this purpose, and will entitle the Member to receive a payment in cash and/or securities (valued according to the LLC Agreement) equal to the value of the Member’s Units repurchased by the Company to be paid to the Member as of the later of (1) 45 days after the Valuation Date, or (2) if the Company has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within 10 business days after the Company has received at least 90% of the aggregate amount withdrawn from such investment funds. Any cash payment on a Note will be made to the account specified in the Member’s notice of intent to tender.

        A Member who tenders for repurchase only a portion of such Member’s Units will be required to maintain a capital account balance equal to at least $25,000 (or any lower amount equal to the Member’s initial subscription amount net of distribution fees). The Company reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the Member’s entire interest in the Company. If the Company accepts the tender of the Member’s Units, the Company will make payment for Units it repurchases from one or more of the following sources: cash on hand or borrowed to finance repurchases, or by the distribution of securities in kind, or partly in cash and partly in kind. The Company, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Company or on Members not tendering Units for repurchase.

        Included with the Summary Term Sheet is a formal notice of the Company’s offer to repurchase Units. Members who desire to tender Units for repurchase by the Company must do so by 12:00 midnight, New York time, on July 25, 2005. Until that time, Members have the right to alter their decision and withdraw any tenders of their Units by giving proper notice to the Company. Units withdrawn prior to July 25, 2005 may be re-tendered by following the tender procedures before the Offer expires (including any extension period).

        If a Member would like the Company to repurchase all or some of its Units (in each case, within the limits of the Offer), it should complete, sign and mail (via certified mail return receipt requested), or otherwise deliver a Notice of Intent to Tender to the Company’s agent specified therein, so that it is received before 12:00 midnight, New York time, on July 25, 2005. IF THE MEMBER CHOOSES TO FAX THE NOTICE OF INTENT TO TENDER, IT SHOULD MAIL THE ORIGINAL NOTICE OF INTENT TO TENDER PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON JULY 25, 2005) PROVIDED THE FAXED COPY IS RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON JULY 25, 2005).

        The value of the Units may change between May 31, 2005 (the last date prior to the date of this filing as of which net asset values were calculated) and September 30, 2005, the date as of which the value of the Units will be determined for purposes of calculating the repurchase price. Members desiring to obtain the estimated net asset value for their Units, which the Company will

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calculate from time to time based upon the information the Company receives from the managers of the investment funds in which the Company is invested, may contact the Company at (866) 878-2987, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time. IMPORTANT NOTE: Any estimated net asset value provided by the Company or its authorized agents will be based on information supplied by third parties and is provided to Members for convenience only and not pursuant to any obligation on the part of the Company. Neither the Company nor its agents can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, unaudited monthly net asset value will not differ (sometimes significantly) from such estimated net asset value. Moreover, estimated information cannot be read as superseding any regularly computed, unaudited monthly net asset value.

        Please note that just as each Member has the right to withdraw its tender, the Company has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on July 25, 2005. Also realize that although the Offer expires on July 25, 2005, a Member who tenders all of its Units will remain a Member of the Company and have a membership interest until the Company’s issuance of a Note representing payment for all of the remaining Units held by such Member, notwithstanding the Company’s acceptance of the Member’s Units for repurchase.

ITEM 2. ISSUER INFORMATION.

                (a) The name of the issuer is Multi-Strategy Hedge Opportunities LLC. The Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 222 Broadway, 27th Floor, New York, NY, 10038 and the telephone number is (866) 878-2987.

                (b) The securities that are the subject of the Offer are titled “limited liability company interests” in the Company. As used in this Schedule TO, the term “Units” refers to the limited liability company interests in the Company that constitute the security that is the subject of this Offer or the limited liability company interests in the Company that are tendered by Members to the Company pursuant to this Offer. As of the close of business on May 31, 2005, there were 97,010,908.6 Units in the Company issued and outstanding. Subject to the conditions set out in the Offer, the Company will purchase up to 15% of its outstanding Units, or such lesser amount as is tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

                (c) There is no established trading market for the Units, and any transfer thereof is strictly limited by the terms of the LLC Agreement. The unaudited net asset value per Unit as of May 31, 2005 was $0.9861.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                (a) The name of the filing person (i.e., the Company) is Multi-Strategy Hedge Opportunities LLC. The Company’s principal executive office is located at 222 Broadway, 27th Floor, New York, NY, 10038 and the telephone number is (866) 878-2987. The operations of

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the Company are overseen by a Board of Directors. The Board of Directors is currently composed of the following individuals: David O. Beim, James T. Flynn, W. Carl Kester, Karen P. Robards and Robert C. Doll, Jr. The address of each Director, with the exception of Mr. Doll, is P.O. Box 9095, Princeton, New Jersey 08543-9095. The address of Mr. Doll is P.O. Box 9011, Princeton, New Jersey 08543-9011. The investment adviser of the Company is Merrill Lynch Investment Managers LLC (the “Adviser”). The principal executive office of the Adviser is located at 222 Broadway, 27th Floor, New York, New York 10038 and the telephone number is (212) 670-1904. The Company has the following executive officers: Robert C. Doll, Jr., President; Donald C. Burke, Vice President and Treasurer; Alice A. Pellegrino, Secretary; and Fabio P. Savoldelli, Vice President. The Address of each executive officer is 800 Scudders Mill Road, Princeton, New Jersey 08543.

ITEM 4. TERMS OF THE TENDER OFFER.

                (a) (1) (i) Subject to the conditions set out in the Offer, the Company will repurchase up to 15% of its outstanding Units if tendered by Members by 12:00 midnight, New York time, on July 25, 2005 and not withdrawn as described in Items 4(a)(1)(vi) and (vii). The initial repurchase deadline of the Offer is 12:00 midnight, New York time, on July 25, 2005 (the “Initial Repurchase Deadline”), subject to any extension of the Offer. The later of the Initial Repurchase Deadline or the latest time and date to which the Offer is extended is called the “Repurchase Deadline.”

                (ii) The repurchase price of Units tendered to the Company for repurchase will be their unaudited net asset value as of the close of business on the Valuation Date (September 30, 2005 or, if the Offer is extended, the last business day of the month following the second month in which the Offer actually expires). See Item 4(a)(1)(v) below.

        Members may tender all of their Units or any portion thereof up to an amount such that they maintain the minimum required capital account balance of $25,000 (or any lower amount equal to a Member’s initial subscription amount net of distribution fees) after the repurchase of the Units by the Company. Each Member who tenders Units that are accepted for repurchase will be issued the Note described in Item 1 above (a non-interest bearing, non-transferable promissory note) promptly after the Repurchase Deadline. A Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units tendered by the Member and accepted for repurchase by the Company. This amount will be the value of the Units being repurchased determined as of the Valuation Date and will be based upon the value of the Company’s unaudited net assets as of that date, after giving effect to all allocations to be made as of that date. Payment of this amount will be made as of the later of (1) 45 days after the Valuation Date, or (2) if the Company has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within 10 business days after the Company has received at least 90% of the aggregate amount withdrawn from such investment funds.

        Although the Company has retained the option to pay all or a portion of the repurchase price by distributing securities, the repurchase price will be paid entirely in cash except in the unlikely event that making a cash payment would have a material adverse effect on the Company or on Members not tendering Units for repurchase.

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                (iii) Members who desire to tender Units for repurchase must do so prior to the Repurchase Deadline, currently scheduled to be 12:00 midnight, New York time, July 25, 2005.

                (iv) Not applicable.

                (v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Company elects to extend the tender period, for the purpose of determining the repurchase price for tendered Units, the net asset value with respect to such Units will be determined as of the close of business on the last business day of the second month after the month in which the Offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to: (A) cancel the Offer under the circumstances set out in the Offer; and in the event of such cancellation, not to repurchase or pay for any Units tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Units. If the Company determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                (vi) Tendered Units may be withdrawn by the tendering Member at any time before the Repurchase Deadline.

                (vii) Members wishing to tender Units pursuant to the Offer should send, fax or otherwise deliver a completed and executed Notice of Intent to Tender to the Company’s agent specified therein. The completed and executed Notice of Intent to Tender must be received, either by mail or by fax, no later than 12:00 midnight, New York time, on July 25, 2005. The Company recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to the Company’s agent specified therein promptly thereafter.

        Any Member tendering Units pursuant to the Offer may withdraw its tender at any time before the Repurchase Deadline. To be effective, any notice of withdrawal must be timely received by the Company’s agent specified in the Notice of Intent to Tender. A form to use to give notice of withdrawal of a tender is available upon request from the Company or your Merrill Lynch financial advisor (if applicable). Units tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, Units may be tendered again prior to the Repurchase Deadline by following the procedures described above.

                (viii) For purposes of the Offer, the Company will be deemed to have received and accepted (and thereby repurchased) Units that are tendered when (if ever) it gives notice to the tendering Member of its election to repurchase such Units.

                (ix) If more than 15% of its Units are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion either: (A)

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accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) to the extent permissible under the LLC Agreement and applicable law, extend the Offer, if necessary, and increase the amount of Units that the Company is offering to repurchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (C) accept a portion of the Units tendered on or before the Repurchase Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances as described in Item 4(a)(1)(v) above.

                (x) The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Members who do not tender their Units. Members who retain their Units may be subject to increased risks that may possibly result from the reduction in the Company’s net assets resulting from payment for the Units tendered. A reduction in the net assets of the Company may result in Members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

                (xi) Not applicable.

                (xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Units by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Units by the Company pursuant to the Offer.

        In general, a Member from whom Units are repurchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Units. A Member’s tax basis in such Member’s remaining Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Company in connection with the repurchase of Units. A Member’s tax basis in such Member’s Units generally will be adjusted for Company income, gain, deduction or loss allocated (for federal income tax purposes) to such Member for periods prior to the repurchase of the Units by the Company, including income or gain (which may include short-term capital gain or ordinary income) specially allocated, in the Company’s discretion, to a Member from whom Units are repurchased. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Units generally is taxable as capital gain (provided that the Units are held as capital assets for federal income tax purposes) except that the gain will be treated as ordinary income to the extent (if any) of the Member’s allocable share of certain ordinary assets of the Company. For Members who will have held their Units for less than the long-term capital gain period of one year any such gain recognized by a Member will be treated as short-term capital gain. A Member all of whose Units are repurchased by the Company may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member’s then adjusted tax basis in such Member’s Units.

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                (a) (2) Not applicable.

                (b) Any Units to be repurchased from any officer, director or affiliate of the Company will be on the same terms and conditions as any other repurchase of Units from a Member.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The Company’s prospectus dated September 30, 2004, as revised or supplemented to date (the “Prospectus”), and the LLC Agreement provide that the Company’s board of directors (the “Board of Directors”) has the discretion to determine whether the Company will repurchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects to recommend to the Board of Directors that the Company repurchase Units from Members quarterly each year on the last business day of March, June, September, and December. The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Company, the Adviser or the Board of Directors or any person controlling the Company or controlling the Adviser or the Board of Directors; and (ii) any other person, with respect to the Units.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

                (a) The purpose of the Offer is to provide a measure of liquidity to Members who hold Units as contemplated by and in accordance with the procedures set out in the Prospectus and the LLC Agreement.

                (b) Units that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Units in accordance with the Prospectus. The Company currently intends to accept subscriptions for Units as of the first business day of each calendar month, except that the Company may offer Units more frequently as determined by the Board of Directors.

                (c) Neither the Company, the Adviser nor the Board of Directors has any current plans or proposals that relate to or would result in: (1) the acquisition by any person of Units (other than the Company’s intention to accept subscriptions for Units on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Units (other than through periodic repurchase offers by the Company, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the present Board of Directors or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of any employment contract of

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any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Company (other than as may be necessary or appropriate to fund all or a portion of the repurchase price for Units acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (6) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Company. Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Company.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                (a) The Company expects that the amount offered for the repurchase of Units acquired pursuant to the Offer, which will not exceed 15% of its outstanding Units (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand, (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Company, and (iii) possibly borrowings, as described in paragraph (d) below. The Company will segregate with its custodian, cash, liquid securities or interests in investment funds that the Company has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

                (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

                (c) Not applicable.

                (d) Neither the Company, the Adviser nor the Board of Directors has determined at this time to borrow funds to repurchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase price for Units, subject to compliance with applicable law. The Company has an uncollateralized revolving credit agreement (the “credit agreement”) with Harris Trust and Savings Bank which allows the Company to borrow up to the lesser of (i) $50,000,000 and (ii) 33.3% of its net asset value as of the time of borrowing. If the Company chooses to borrow under the credit agreement, it must borrow at least $500,000. Interest on loans taken under the credit agreement is payable at an annual rate equal to the lesser of (i) the Federal Fund rate plus 1.75% and (ii) the greater of (A) the Prime Rate and (B) the weighted average of the rates on overnight Federal Funds transactions with member banks of the Federal Reserve System plus 0.5%. The Company pays a fee under the credit agreement at the annual rate of 0.375% of the unused portion of the credit facility (subject to certain minimums) of the unused portion of the credit facility (subject to certain minimums). All loans under the credit agreement are payable by the Company on demand by Harris Trust and Savings Bank. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Members, withdrawal of the Company’s

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capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Company.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

                (a) Based on net asset values as of May 31, 2005, the following persons (the named individuals are the Company’s Directors and officers) own Units equal in value to the following amounts:

Person	Units	Approximate Percentage of Company’s Net Capital
Adviser	$100,000	0.11%
David O. Beim	$98,206	0.11%
James T. Flynn	$0	0%
W. Carl Kester	$0	0%
Karen P. Robards	$0	0%
Robert C. Doll, Jr.	$0	0%
Donald C. Burke	$0	0%
Alice A. Pellegrino	$0	0%
Fabio P. Savoldelli	$0	0%

        Other than as listed above, no person controlling the Company or the Adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Units of the Company. Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

                (b) Other than the issuance of Units by the Company in the ordinary course of business, there have been no transactions involving Units that were effected during the past 60 days by the Company, the Adviser, any member of the Board of Directors or any person controlling the Company or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

                a. (1) While the Company does not file its annual report under Sections 13 or 15(d) of the Securities Exchange Act of 1934, pursuant to Rule 30d-1 under the 1940 Act, the Company has furnished its audited financial statements for its first fiscal year ended March 31, 2005 to its Members within 60 days following such fiscal year end. Pursuant to Rule 30b2-1 under the 1940 Act, the Company filed such audited financial statements with the Securities and Exchange Commission on June 6, 2005. Those financial statements are incorporated herein by reference. Members may request an additional copy of the annual report, at no charge, by calling the Company at the telephone number provided in Item 2 above.

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                (b) The Company’s assets will be reduced by the amount of the tendered Units that are repurchased by the Company. Thus, income relative to assets may be affected by the Offer. The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934. The Company does not have shares, and consequently does not have earnings per share information.

                        (1) Not applicable.

                        (2) The Company does not have shares, and consequently does not have book value per share information.

                (c) The Company’s net assets will be reduced by the amount paid by the Company to repurchase Units. Thus, the Company’s income relative to assets may be affected by the Offer. The Company does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	None.

ITEM 12. EXHIBITS.

        Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Form of Cover Letter to Offer to Repurchase and Notice of Intent to Tender.

B.	Form of Offer to Repurchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Members in connection with the Company’s acceptance of tenders of Units.

F.	Form of Promissory Note.

G.	Form of Loan Authorization Agreement.

H.	Audited Financial Statements of the Company for the fiscal year ended March 31, 2005, included in the Company’s Annual Report on Form N-CSR (Incorporated by reference from the Company’s Annual Report on Form N-CSR, as filed with the Commission on June 6, 2005 (File No. 811-21537).)

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MULTI-STRATEGY HEDGE OPPORTUNITIES LLC

By:	/s/ Donald C. Burke
Name: Donald C. Burke Title: Vice President and Treasurer

June 20, 2005

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EXHIBIT INDEX

EXHIBIT

A.	Form of Cover Letter to Offer to Repurchase and Notice of Intent to Tender.

B.	Form of Offer to Repurchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Members in connection with the Company’s acceptance of tenders of Units.

F.	Form of Promissory Note.

G.	Form of Loan Authorization Agreement.

H.	Audited Financial Statements of the Company for the fiscal year ended March 31, 2005, included in the Company’s Annual Report on Form N-CSR (Incorporated by reference from the Company’s Annual Report on Form N-CSR, as filed with the Commission on June 6, 2005 (File No. 811-21537).)

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